UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
MJ2, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 26, 2018

Physical address of issuer
7928 Hollywood Blvd, #202, Los Angeles, CA 90046

Website of issuer
https://www.mj2.live

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 24, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$200	n/a
Cash & Cash Equivalents	$200	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$0	n/a
Long-term Debt	$0	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold	$0	n/a
Taxes Paid	$0	n/a
Net Income	$-4,985	n/a

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 21, 2018

MJ2, LLC

FIELD DAY

Up to $1,070,000 of Crowd Notes

MJ2, LLC dba Field Day ("MJ2", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 24, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by August 24, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 24, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.mj2.live.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/field.day

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

MJ2, LLC is a Delaware Limited Liability Company, formed on February 26, 2018. The Company is currently also conducting business under the name of Field Day.

The Company is located at 7928 Hollywood Blvd, #202, Los Angeles, CA 90046.

The Company's website is https://www.mj2.live.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/field.day and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 24, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10-12 and 14-15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Field Day faces competition from other companies in the cannabis event space. Existing companies that engage in the cannabis business or are within the event space could introduce new or enhance existing

products. If Field Day is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The current round will only cover a minority of the overall production costs of the Field Day Event. If the Company is unable to generate revenue or raise a substantially larger amount of capital for its next raise, it will not be able to host the Field Day conference, which may result in the loss of investors' capital.

The Company plans on using 66% of the current raise to secure the venue for the Field Day conference. If the Company spends this capital and is unable to secure funding for its next raise, the Company's runway will be significantly shortened, may be unable to meet its financial obligations, and may be forced to cease operations.

The Company has not hosted a Field Day event. The Company will not hold its first event until 2019, may face unexpected hurdles in producing the event, may have over-estimated the amount of revenue it can generate, or may have under-estimated costs associated with producing the event. In these cases, the Company may miss its financial forecast and be unable to meet its financial obligations.

The Company may not have clear visibility into its future revenue. The Company is currently negotiating sponsorship contracts. These contracts may close with some irregularity, making it difficult to forecast when and how much revenue the Company will generate. Because the Company has not previously hosted the event, it may not have accurately predicted when and how much ticket and exhibitor revenue will be generated.

The Field Day event revolves around cannabis which is an illegal substance under federal regulations. The Company may by subject to federal regulatory action which may cause unforeseen legal costs or delays in producing the event. Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district will agree that the Company's activities do not violate federal law. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis may result in its inability to execute its business plan and it would suffer significant losses and be required to cease operations. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on its business.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of its securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on its ability to raise capital and its business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect its proposed operations, and it cannot predict the impact that future regulations may have on us. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt its business and result in a material adverse effect on its operations. It is also possible that regulations may be enacted in the future that will be directly applicable to its proposed business. It cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on its business.

Because our business operations are concentrated in a single geographic area, we are susceptible to economic and other trends and developments, including adverse economic conditions, in this area. Our financial performance is dependent on our event the location of which is still to be determined. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The founding team will be taking high salaries for a company of Field Day's stage. This could divert funds from other necessary growth expenditures and may be a significant weight on the Company's burn rate. In particular, although the founders are not currently taking a salary, they intend to take a salary of $150,000 per founder post-raise.

The Company has not filed a Form D for its common stock offering from 2018. The company issued at its inception common stock to certain advisors, team members, and other personal contacts of the founders. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued but unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 70% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

MJ2, LLC ("the Company") is a limited liability company organized under the laws of the States of California, and Delaware. The Company provides event management, news, and media services to the Cannabis industry.

Business Plan

WHY?
Given cannabis is newly legalized in California, the industry ecosystem is largely unstructured and underdeveloped. We aim to create an annual event that elevates and celebrates the cannabis industry, empowering businesses and engaging enthusiasts.

WHY NOW?
We believe, the legalization of cannabis in California - the 5th largest economy in the world - is a game-changer. Americans are quickly embracing this regulatory and cultural shift, which we anticipate will eventually lead to legalization federally and in many countries internationally.

WHY LOS ANGELES?
As the the epicenter of pop culture, LA is poised to become ground-zero for the legal cannabis industry. And the weather is always amazing.

WHY US?
Not only are we first-movers with extensive experience building businesses in and around pop culture, we understand our target audience on a deep and nuanced level.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cannabis Event	Three-Day cannabis industry event that is part expo, part festival. The event includes a conference, trade show, and festival programming	Industry influencers and enthusiasts targeting both professionals as well as enthusiasts

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are cannabis industry professionals and enthusiasts.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.8% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90.250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Venue Deposit	67%	67%	47%
Operating Expenses	33%	33%	53%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Michael Tolkin	Founder & CEO	Tech/entertainment executive and mayoral candidate
Jay Booker	Founder & COO	Entertainment/marketing executive

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Delaware.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	100%	Class A Voting Capital issued to the Voting Members, which shall have the right to vote upon all matters in proportion to their respective Percentage Voting Interest in the Company. Class B Nonvoting Capital issued to Nonvoting Members.	N/A	100%	N/A

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by a couple of individuals. Those individuals are Michael Tolkin and Jay Booker.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Michael Tolkin	Common Units	35%
Jay Booker	Common Units	35%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
MJ2, LLC ("the Company") is a limited liability company organized under the laws of the States of California, and Delaware. The Company provides event management, news, and media services to the Cannabis industry.
The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100 in cash on hand as of April 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus accrued but unpaid interest , or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a

majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Units

Dividend Rights
Yes

Voting Rights
Class A Voting Capital to the Voting Members. The Voting Members shall have the right to vote upon all matters upon which Members have the right to vote under the Operating Agreement.

Class B, Nonvoting Capital to the Nonvoting Members. Members may own interests in both Voting Capital and Nonvoting Capital. Members who own interests only in Nonvoting Capital shall have no right to vote upon any matters. Notwithstanding, to the extent otherwise permitted by this agreement, a Nonvoting Member shall have the right to file or participate in a mediation or an arbitration action, and shall be bound by an amendment to this agreement only if he/she/it signs such amendment.

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Tolkin
(Signature)

Michael Tolkin
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Tolkin
(Signature)

Michael Tolkin
(Name)

CEO
(Title)

June 21, 2018
(Date)

/s/Jay Booker
(Signature)

Jay Booker
(Name)

COO
(Title)

June 21, 2018
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

MJ2, LLC

Unaudited Financial Statements For The Period Ended April 30, 2018

June 12, 2018

Independent Accountant's Review Report

To Management
MJ2, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet of MJ2, LLC as of April 30, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 12, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MJ2, LLC
BALANCE SHEET
APRIL 30, 2018

ASSETS

CURRENT ASSETS		
Cash	$	200
TOTAL CURRENT ASSETS		200
TOTAL ASSETS		200

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital		5,185
Retained Earnings (Deficit)		(4,985)
TOTAL MEMBERS' EQUITY		200
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	200

MJ2, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH APRIL 30, 2018

Operating Expense		
General & Adminstrative	$	4,985
		4,985
Net Income from Operations		(4,985)
Net Income	$	(4,985)

MJ2, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH APRIL 30, 2018

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(4,985)
Net Cash Flows From Operating Activities		(4,985)
Cash Flows From Financing Activities		
Change in Contributed Capital		5,185
Net Cash Flows From Investing Activities		5,185
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		200
Cash at End of Period	$	200

MJ2, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD OF INCEPTION THROUGH APRIL 30, 2018

Staring Equity	$	-
Change in Contributed Capital		5,185
Net Income		(4,985)
Ending Equity	$	200

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

MJ2, LLC (“the Company”) is a limited liability company organized under the laws of the States of California, and Delaware. The Company provides event management, news, and media services to the Cannabis industry.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members of the Company on their individual tax returns. The Company's initial federal tax filing will be due in early 2019.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's initial tax filing for the State of California will be due in early 2019.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's initial tax filing for the State of California will be due in early 2019.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 12, 2018, the date that the financial statements were available to be issued.

EXHIBIT C

PDF of SI Website

FIELD DAY

PROPRIETARY & CONFIDENTIAL


FIELD DAY IS A CANNAB
INDUSTRY EXPO & FAN FES
NETWORK ● LEARN ● DISCOVER ● CELEBRAT

DOWNLOAD

Invest in Field Day

Aiming to be the Comic-Con For Cannabis.

Edit Profile

$1,000	$5,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST

Time Left 64d : 11h : 04m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

Field Day is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Field Day without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Founded by tech & entertainment executives Mike Tolkin (Former CEO of IMAX Labs) and Jay Brooker (Award winning producer, Former Head of Content Creation at CAA Marketing).
- North America's cannabis market will go from $9.2 billion in 2017 to $47.3 billion in 2027
- Growth potential includes cannabis-related market data, content, and media.

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $750,000
- Offering Type: Side by Side Offering

Field Day aims to host an annual cannabis industry gathering, offering industry insiders, investors, and enthusiasts the opportunity to connect, collaborate and celebrate.

WHY?

Given cannabis is newly legalized in California, the industry ecosystem is largely unstructured and underdeveloped. We aim to create an annual event that elevates and celebrates the cannabis industry, empowering businesses and engaging enthusiasts.

PROFILE MENU

WHY NOW?

We believe the legalization of cannabis in California - the 5th largest economy in the world - is a game-changer. Americans are quickly embracing this regulatory and cultural shift, which we anticipate will eventually lead to legalization federally and in many countries internationally.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

WHY LOS ANGELES?

As the epicenter of pop culture, LA is poised to become ground-zero for the legal cannabis industry. And the weather is always amazing.

WHY US?

Not only are we first-movers with extensive experience building businesses in and around pop culture, we understand our target audience on a deep and nuanced level.

Product & Service

*The first event has not yet occurred and is scheduled to occur in 2019.

ABOUT FIELD DAY

Part-conference and part-festival, Field Day is an annual cannabis industry gathering.

For three days, attendees will immerse themselves in a mix of business and entertainment programming.

The event will be an opportunity for companies to network and showcase new products, and for enthusiasts to learn, socialize and celebrate.

WHAT MAKES US SPECIAL?

Like Comic-Con, which features a mix of business and consumer programming, Field Day will be both an industry expo and fan festival.

As the only event of its kind in LA, Field Day will appeal to industry insiders, product connoisseurs and lifestyle enthusiasts with immersive activations and entertainment - like music performances, art showcases, and comedy and magic shows.

REVENUE MODEL

Field Day has three sources of revenue:

1. Ticket Sales & VIP Packages
2. Sponsorships & Booth Rentals
3. Food/Beverage & Merchandise/Apparel

TARGET SEGMENTS

- Product connoisseurs
- Lifestyle enthusiasts
- Consumer brands
- Cultivators
- Product developers & manufacturers
- Dispensaries & distributors
- Budtenders
- Service providers

VALUE PROPOSITION

- Socialize, evangelize and network
- Learn about emerging industry trends
- Discover new products, strains, and technologies
- Experience and celebrate cannabis culture

Team Story

In late 2017, Jay and his wife Jen welcomed a baby boy into their lives. Jay, CAA Marketing's Head of Content Creation, left his job producing award-winning content and events for brands and took some time off to be a dad.

At the same time, Mike, a tech entrepreneur turned NYC mayoral candidate, was completing a hard-fought campaign against the incumbent. Mike's mayoral platform focused on personal freedom, economic fairness and social justice so, unsurprisingly, cannabis legalization in New York was one of his priorities.

Post-election, inspired by the outpouring of support for cannabis legalization, Mike moved to LA to create a cannabis business.

Noting the need for structure and organization around the quickly emerging cannabis industry, Jay and Mike, long-time friends with complementary backgrounds, joined up to create an industry-wide event: LA's largest cannabis expo and festival, Field Day.

Founders and Officers



Michael Tolkin
CEO

Mike Tolkin is a tech entrepreneur and innovator.

PROFILE MENU



He previously founded and led IMAX Labs, the innovation arm of IMAX, where he spearheaded new ventures around immersive technology and entertainment, including IMAX Shift, a location-based immersive fitness experience, and IMAX VR, a location-based virtual reality experience.

Tolkin is also a former New York City mayoral candidate and political activist, promoting cannabis legalization as part of a broader platform focused on economic fairness.

Tolkin received his B.S. in Economics from the Wharton School at the University of Pennsylvania.



Jay Brooker
COO

With over 15 years of experience in production, Jay Brooker is an accomplished Executive Producer.

Globally he has led the production of premium, award-winning branded content, IP creation, product development, and new media.

Most recently Jay served as the Head of Content Creation at CAA Marketing, a division of Creative Artists Agency. During his time at CAA Jay specialized in building brands through the power of entertainment. His clients included Coca-Cola, ABInBev, Chipotle, Diageo, General Motors, Dell, Dolby, and Microsoft, amongst many other Fortune 500 companies.

Jay's expertise extends to the live events business. He was instrumental in the creation of Chipotle's Cultivate Food & Music Festival, and he has led the production of major brand activations at Bonnaroo and SXSW.

His multi-disciplinary work has received numerous awards including Daytime Emmy Awards, Cannes Grand Prix Lions, Annie Awards, D&AD, TED Ads Worth Spreading, The Webby Awards, Clio Awards, AICP Awards, Art Director's Club, One Show Entertainment, Communication Arts, and TIME Magazine's Best Ads of the Decade. His work is also featured in the Museum of Modern Art in NYC.

Q&A with the Founder

Q: Where were you incorporated and what is the incorporation status (C-Corp, LLC, etc.).
Field Day: LLC formed February 26, 2018.

Q: Have you participated in any accelerator programs?
Field Day: No.

Q: How large is your customer userbase/community?
Field Day: We are pre-launch, but have built a small Twitter community of ~4,100 cannabis industry influencers and enthusiasts (@JennySource).

Q: How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?
Field Day:
Other than our founders, we have no employees. Also, note the two founders have not yet signed employment contracts with the Company. Post-raise, we plan to hire a Head of Partnerships/Government Relations and a Head of Marketing, as reflected in our financial model. Given the seasonality of our business model, we anticipate hiring few, if any, additional full-time employees; instead, we will hire partners/agencies to support our production, marketing, and sales efforts.

Q: Are all founders currently full-time? If not, please explain who, why, and what the expected timeline is for part-time founders to join full-time.
Field Day: Mike and Jay are both full-time.

Q: Are any founders no longer with the company? If yes, please explain.
Field Day: No.

Q: What are current and expected post-raise founder salaries?
Field Day: Current: no salary.
Post-raise: $150,000 / founder

Q: Please detail your product/platform and its key use case.
Field Day: Field Day plans to be a three-day cannabis industry event: part industry expo, part fan festival. The first two days will feature a B2B conference and trade show. The third day will include a B2C fan festival programmed with music performances and immersive entertainment.
Field Day will be a ticketed event.
Our targeted attendees are

- Cannabis industry professionals: develop new business, network/socialize with clients, announce big news, learn about new industry developments.
- Cannabis industry newcomers: learn about the industry, network/socialize with industry insiders
- Cannabis enthusiasts: network/socialize with other cannabis enthusiasts, learn about new products and industry developments.
- Exhibitors/Sponsors: develop new business, showcase and/or demo their products/services, and promote their brands.

Q: Please detail the current stage of your product/platform development.
Field Day: In "product" terms, we are pre-launch, as our first event is currently in development and will be in Spring of 2019.

Q: Please detail your IP and patents filed/granted.
Field Day: We have no IP, but anticipate filing for a trademark registration.

Q: Please detail your market opportunity.
Field Day: Given cannabis is newly legalized for recreational use in California and not yet legal in most other states, the industry ecosystem is largely unstructured and underdeveloped. The legalization of cannabis in California - the fifth largest economy in the world - is a game-changer. Americans are quickly embracing this regulatory and cultural shift, which we anticipate will eventually lead to legalization federally.
While there are many smaller-scale conferences and festivals in the cannabis space, there is no hybrid event in Los Angeles. As the epicenter of pop culture and the largest city in the largest legal cannabis market, LA is poised to become ground-zero for the legal cannabis industry.

Q: Please detail your barriers to entry.
Field Day: Given the industry's nascent state, the barriers to entry are relatively low. As the industry materializes, so too will natural barriers to entry associated with a competitive industry:

- Long-term strategic partnerships with key industry players.
- Brand and consumer loyalty.
- Startup costs and capital requirements.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?
Field Day: MJBizCon: The most well-known and well-attended of the existing cannabis trade shows.
Key differentiating factors: Location (Los Angeles), the epicenter of the legal cannabis industry. Curated programming with marquee speakers and high-profile entertainment.
Cannacon: Multiple smaller-scale B2B events across Detroit, Boston and Seattle.
Key differentiating factors: Single large-scale event. Location (Los Angeles), the epicenter of the legal cannabis industry. Curated programming with marquee speakers and high-profile entertainment.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.
Field Day: Given Field Day does not touch the cannabis plant and functions purely as an event production and marketing company, we are not subject to legal/regulatory issues associated with other cannabis companies. We have retained counsel to track the quickly-evolving regulatory landscape and ensure our compliance with all legal and regulatory requirements.

Q: Please provide your pipeline of sponsors, including name, stage of conversation, probability of closing, expected close date, and expected revenue.
Field Day: We cannot disclose at this stage.

Show fewer answers from the founder

PROFILE MENU

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $750,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	8.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Field Day has set an overall target minimum of US $750,000 for the round, Field Day must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Field Day's Form C.
Regulation CF cap:	While Field Day is offering up to US $1,070,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Venue Deposit
Business Development

If Maximum Amount Is Raised


Venue Deposit
Business Development

Investor Perks

Investors will receive the following perks in accordance with their investment level:

All investors: a premium "Field Day" t-shirt and "Founding Member" status, which means you will receive an invitation to our investor-only receptions and you will be eligible to receive other special offers and perks throughout the year.

Over $2,500: all the above PLUS one free ticket to our 2019 event (Expo & Festival).

Over $5,000: all the above PLUS one free upgrade to a VIP ticket at our 2019 event. (VIP ticket-holders will receive preferred access to event programming and amenities, as well as exclusive accommodations).

Over $10,000: all the above PLUS a second free VIP ticket to our 2019 event.

Over $25,000: all the above PLUS a swag bag at our 2019 event.

Over $50,000: all the above PLUS a personalized investor plaque AND a private 1-hour video conference call with our founders AND an invitation to a private portal with ongoing access to our CEO.

Over $100,000: all the above PLUS two backstage passes AND a private lunch and meeting with our founders to explore and discuss opportunities to collaborate.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

MJ2, LLC ("the Company") is a limited liability company organized under the laws of the States of California, and Delaware. The Company provides event management, news, and media services to the Cannabis industry.

The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100 in cash on hand as of April 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape


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U.S. Cannabis Market (Actual & Projected)

Massive market, hyper-passionate consumers, and significant growth potential:

- California revenue estimated to be $3.9b in 2018, $5b+ in 2019.
- As of 2016, California is home to 4.6 million cannabis users, the highest of any state in the country
- Legal cannabis sales expected to grow in North America by 26% a year through 2021, yielding a nearly $22 billion market.

Legalization and generational cultural shift driving social acceptance and new consumer interest.
Legacy social stigma and regulatory hurdles averting corporate dominance (for now).
Under-developed industry ecosystem ripe for innovation.

Risks and Disclosures

Risks Related to the Company's Business and Industry

Field Day faces competition from other companies in the cannabis event space. Existing companies that engage in the cannabis business or are within the event space could introduce new or enhance existing products. If Field Day is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The current round will only cover a minority of the overall production costs of the Field Day Event. If the Company is unable to generate revenue or raise a substantially larger amount of capital for its next raise, it will not be able to host the Field Day conference, which may result in the loss of investors' capital.

The Company plans on using 66% of the current raise to secure the venue for the Field Day conference. If the Company spends this capital and is unable to secure funding for its next raise, the Company's runway will be significantly shortened, may be unable to meet its financial obligations, and may be forced to cease operations.

The Company has not hosted a Field Day event. The Company will not hold its first event until 2019, may face unexpected hurdles in producing the event, may have over-estimated the amount of revenue it can generate, or may have under-estimated costs associated with producing the event. In these cases, the Company may miss its financial forecast and be unable to meet its financial obligations.

The Company may not have clear visibility into its future revenue. The Company is currently negotiating sponsorship contracts. These contracts may close with some irregularity, making it difficult to forecast when and how much revenue the Company will generate. Because the Company has not previously hosted the event, it may not have accurately predicted when and how much ticket and exhibitor revenue will be generated.

The Field Day event revolves around cannabis which is an illegal substance under federal regulations. The Company may by subject to federal regulatory action which may cause unforeseen legal costs or delays in producing the event. Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district will agree that the Company's activities do not violate federal law. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis may result in its inability to execute its business plan and it would suffer significant losses and be required to cease operations. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on its business.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of its securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on its ability to raise capital and its business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect its proposed operations, and it cannot predict the impact that future regulations may have on us. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt its business and result in a material adverse effect on its operations. It is also possible that regulations may be enacted in the future that will be directly applicable to its proposed business. It cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on its business.

Because our business operations are concentrated in a single geographic area, we are susceptible to economic and other trends and developments, including adverse economic conditions, in this area. Our financial performance is dependent on our event the location of which is still to be determined. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business.

The founding team will be taking high salaries for a company of Field Day's stage. This could divert funds from other necessary growth expenditures and may be a significant weight on the Company's burn rate. In particular, although the founders are not currently taking a salary, they intend to take a salary of $150,000 per founder post-raise.

The Company has not filed a Form D for its common stock offering from 2018. The company issued at its inception common stock to certain advisors, team members, and other personal contacts of the founders. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued but unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 70% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Field Day

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Field Day. Once Field Day accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Field Day in exchange for your securities. At that point, you will be a proud owner in Field Day.

PROFILE MENU

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Field Day has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Field Day does not plan to list these securities on a national exchange or another secondary market. At some point Field Day may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Field Day either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Field Day's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Field Day's Form C. The Form C includes important details about Field Day's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

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PROFILE MENU

EXHIBIT D
Investor Deck

FIELD DAY


FIELD DAY IS A CANNABIS
INDUSTRY EXPO & FAN FESTIVAL
NETWORK • LEARN • DISCOVER • CELEBRATE


LOS ANGELES
FIRST ANNUAL - SPRING 2019


FOR MEDICAL USE O
as per CA Health & Safety Code sections 11362.5 and 1
INDUSTRY EXPO
THURSDAY - FRIDAY


FAN FESTIVAL
SATURDAY



THE OPPORTUNITY

OVERNIGHT EMERGENCE OF A MEGA-INDUSTRY

"COMIC-CON FOR CANNABIS"

WHY?

Given cannabis is newly legalized in California, the industry ecosystem is largely unstructured and underdeveloped. **We aim to create an annual event that elevates and celebrates the cannabis industry, empowering businesses and engaging enthusiasts.**

WHY NOW?

The legalization of cannabis in California - the 5th largest economy in the world - is a game-changer. Americans are quickly embracing this regulatory and cultural shift, which we anticipate will eventually lead to legalization federally and in many countries internationally.

WHY LOS ANGELES?

As the largest legal city in the U.S. and the epicenter of pop culture, LA is poised to become ground-zero for the legal cannabis industry. And the weather is always amazing.

WHY US?

Not only are we first-movers with extensive experience building businesses in and around pop culture, we understand our target audience on a deep and nuanced level.



INVESTMENT HIGHLIGHTS

THE TEAM | Veteran Leadership Team

Founded by tech & entertainment executives Mike Tolkin (Former CEO of IMAX Labs) and Jay Brooker (Award winning producer, Former Head of Content Creation at CAA Marketing).

THE PRODUCT | Differentiated Product Offering

Planned cannabis industry expo and fan festival in Los Angeles: immersive activations, curated programming and high-quality content

THE MARKET | Favorable Market Conditions

- North America's cannabis market is projected to go from $9.2 billion in 2017 to $47.3 billion in 2027
- Legalization and generational cultural shift driving social acceptance and new consumer interest
- Legacy social stigma and regulatory hurdles averting corporate dominance (for now)
- Under-developed industry ecosystem ripe for innovation and community-building

THE BUSINESS | Attractive Business Model

- Focus on peripheral market opportunities (i.e., those that do not handle the cannabis plant itself) to reduce regulatory and legal risks, as well as position the company to grow in lock-step with the cannabis industry
- Multiple adjacent growth opportunities, including cannabis-related market data, content, and media

We believe we offer a risk-reduced opportunity* to participate in the hyper-growth of the cannabis industry.

We will not sell or distribute cannabis itself, thereby reducing legal/regulatory risk exposure.

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

THE TEAM

VETERAN LEADERSHIP





MIKE TOLKIN

FOUNDER & CEO

Mike Tolkin is a tech entrepreneur and innovator.

He previously founded and led IMAX Labs, the innovation arm of IMAX, where he spearheaded new ventures around immersive technology and entertainment, including IMAX Shift, a location-based immersive fitness experience, and IMAX VR, a location-based virtual reality experience.

Tolkin is also a former New York City mayoral candidate and political activist, promoting cannabis legalization as part of a broader platform focused on economic fairness.

Tolkin received his B.S. in Economics from the Wharton School at the University of Pennsylvania.



JAY BROOKER

FOUNDER & COO

With over 15 years of experience in production, Jay Brooker is an accomplished Executive Producer.

Globally he has led the production of premium, award-winning branded content, IP creation, product development, and new media.

Most recently Jay served as the Head of Content Creation at CAA Marketing, a division of Creative Artists Agency. During his time at CAA Jay specialized in building brands through the power of entertainment. His clients included Coca-Cola, ABInBev, Chipotle, Diageo, General Motors, Dell, Dolby, and Microsoft, amongst many other Fortune 500 companies.

Jay's expertise extends to the live events business. He was instrumental in the creation of Chipotle's Cultivate Food & Music Festival, and he has led the production of major brand activations at Bonnaroo and SXSW.

His team's multi-disciplinary work has received numerous awards including Daytime Emmy Awards, Cannes Grand Prix Lions, Annie Awards, D&AD, TED Ads Worth Spreading, The Webby Awards, Clio Awards, AICP Awards, Art Director's Club, One Show Entertainment, Communication Arts, and TIME Magazine's Best Ads of the Decade. His work is also featured in the Museum of Modern Art in NYC.


THE MARKET
FAVORABLE CONDITIONS

FAVORABLE MARKET CONDITIONS

SECULAR INDUSTRY TRENDS

- North America's cannabis market is projected to go from $9.2 billion in 2017 to $47.3 billion in 2027
- Legalization and generational cultural shift driving social acceptance and new consumer interest
- Legacy social stigma and regulatory hurdles averting corporate dominance (for now)
- Under-developed industry ecosystem ripe for innovation and community-building

COMPETITIVE LANDSCAPE


MAINSTREAM
NICHE
B2B
B2C
LOS ANGELES
As both an industry expo and consumer festival with entertainment programming, Field Day aims to appeal to a mainstream audience.
LAS VEGAS
18,000 attendees in 2017, up ~80% YoY
Marijuana Business
MJBizCon
MULTIPLE CITIES
Multiple thousands at Sacramento in 2018
HIGH TIMES
Cannabis Cup
The Emerald Cup
SONOMA COUNTY
30,000 attendees in 2017
MULTIPLE CITIES
9,400 attendees at Seattle in 2017
CANNACON
WHERE THE CANNABIS INDUSTRY DOES BUSINESS

This figure represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

These statements represent management's opinions based on third-party research. They do not represent guarantees of future results, levels of activity, performance, or achievements.

THE PRODUCT

DIFFERENTIATED OFFERING



The Company was founded in 2018 and has not yet hosted any events. The images in this pitch deck are for illustrative purposes only. The images do not represent guarantees of future results, levels of activity, performance, or achievements.

WHAT IS FIELD DAY?

Part-conference and part-festival, Field Day plans to host an annual cannabis industry gathering.

For three days, attendees will immerse themselves in a mix of business and entertainment programming.

The event will be an opportunity for companies to network and showcase new products, and for enthusiasts to learn, socialize and celebrate.

The Company was founded in 2018 and has not yet hosted any events. The images in this pitch deck are for illustrative purposes only. The images do not represent guarantees of future results, levels of activity, performance, or achievements.



TARGET SEGMENTS & VALUE PROPOSITION



INDUSTRY SEGMENT

- Consumer brands
- Cultivators
- Product developers & manufacturers
- Dispensaries & distributors
- Budtenders
- Service providers



CONSUMER SEGMENT

- Product connoisseurs
- Lifestyle enthusiasts



VALUE PROPOSITION

- Socialize, evangelize and network
- Learn about emerging industry trends
- Discover new products, strains and technologies
- Experience and celebrate cannabis culture

The Company was founded in 2018 and has not yet hosted any events. The images in this pitch deck are for illustrative purposes only. The images do not represent guarantees of future results, levels of activity, performance, or achievements.

THE PRODUCT

PROGRAMMING





INDUSTRY EXPO

Exhibitor booths
Brand activations
Marquee speakers
Panel discussions
Networking & pitches


JNDSYSTEM



FAN FESTIVAL

Live music & entertainment
Learning forum
Food hall
Exhibitor booths
Brand activations

The Company was founded in 2018 and has not yet hosted any events. The images in this pitch deck are for illustrative purposes only. The images do not represent guarantees of future results, levels of activity, performance, or achievements.



THE BUSINESS

ATTRACTIVE MODEL

THE BUSINESS

REVENUE STREAMS


TICKET SALES & VIP PACKAGES


SPONSORSHIPS & BOOTH RENTALS
GFarmaLabs


FOOD/BEV & MERCH/APPAREL
Nurses


DATA, CONTENT, MEDIA (FUTURE)

The Company was founded in 2018 and has not yet hosted any events. The images in this pitch deck are for illustrative purposes only. The images do not represent guarantees of future results, levels of activity, performance, or achievements.

PRICING MODEL


Attendance
50,000
37,500
25,000
12,500
15,000
5,000
18,750
6,250
23,438
7,813
29,297
9,766
36,621
12,207
2019
2020
2021
2022
2023
Expo Attendance
Festival Attendance


Exhibitors
1,400
1,050
700
350
500
625
781
977
1,221
2019
2020
2021
2022
2023

Ticket Pricing

- Expo: $850 (Days 1 & 2)
- Festival: $250 (Day 3)

Exhibitor & Sponsor Pricing

- Average price per exhibitor booth: $7,500
- Multi-tier sponsorship pricing

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THE BUSINESS

FINANCIAL PROJECTION (SINGLE-EVENT)


Revenue Breakdown & EBITDA by Event Year
$50
$38
$25
$13
$ (M)
Total: $13.5
Total: $18
Total: $24
Total: $33
Total: $46
$3
$7
$13
$21
$33
2019
2020
2021
2022
2023
Ticket Sales & Packages
Exhibitor Booth Rentals & Sponsorships
Food/Beverage & Merchandise/Apparel
EBITDA

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

EXPANSION & GROWTH


VANCOUVER
SEATTLE
PORTLAND
SF
LA
DENVER
TORONTO
MONTREAL
BOSTON
NYC
DC
BERLIN
TEL AVIV

With Field Day, we aim to create a high-value event that services the cannabis industry. In doing so, we hope to develop meaningful relationships, which will position our company for long-term success.

Growth opportunities include:

- Event expansion into new markets
- Adjacent products and services, including cannabis market data, content and media

Field Day has not yet hosted an event. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



THE PLAN

BUDGET & TIMELINE

ANNUALIZED BUDGET BREAKDOWN (YEAR 1)


$12,000
$9,000
$6,000
$3,000
$ (000s)
Total Budget: $10.2m
$480
$730
$1,010
$2,111
$2,900
$3,000
SG&A
Salaries & Admin
Venue & Utilities
Sales & Marketing
Production
Talent

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

THE PLAN

TIMELINE

PHASE 1	PHASE 2	PHASE 3	PHASE 4
Research, Planning & Development (6 Months)	Event Pre-Production (1 - 3 Months)	Event Production (6 - 8 Months)	Growth, Scaling & Diversification (Ongoing)

Phase 1:

- ✓ Entity & Team Formation
- ✓ Industry/Competitive Research
- ✓ Business Plan
- ✓ Production Partner Selection
- ✓ Vendor Outreach
- ✓ Programming Development
- ✓ Sponsorship Pipeline
- ✓ Capital Raise Preparation
- ✓ Initial Branding & Design

Phase 2:

- Secure location & date
- Close initial sponsor & programming deals
- Prepare for Series A

SEED ROUND

SERIES A

SPRING '19 EVENT

(No additional financing required)

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

GO-TO-MARKET STRATEGY

A multi-platform audience acquisition and engagement plan

PAID MEDIA

Lean media plan with a focus on hyper-targeted digital and social advertising.

OWNED MEDIA

Ongoing content marketing and audience engagement across our proprietary web/mobile channels and social media channels.

EARNED MEDIA

Multi-tiered PR plan targeted to cannabis trade media and cannabis lifestyle media.

PARTNER MEDIA

Influencer engagement and content collaboration with media partners, social media influencers, speakers and artists.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THANK YOU



APPENDIX

U.S. CANNABIS MARKET

Projected growth of U.S. recreational and medical cannabis sales (billion U.S. dollars)


$30
$23
$15
$8
$ (M)
Total: $13.8
Total: $16.02
Total: $18.37
Total: $19.89
Total: $21.46
Total: $22.87
Total: $24.07
2019
2020
2021
2022
2023
2024
2025
Recreational Total
Medical Total

Source: The Cannabis Industry Annual Report

This slide represents hypothetical, estimated growth based on third-party research. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.